VIA EDGAR

May 6, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Abby Adams

RE:	Lineage Cell Therapeutics, Inc.
Registration Statement on Form S-3

File No. 333-237975

Dear Ms. Adams:

Lineage Cell Therapeutics, Inc., a California corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-237975) be accelerated and that it be declared effective on May 8, 2020 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Sincerely,

/s/ Brandi L. Roberts
Chief Financial Officer

cc:	Chase Leavitt, General Counsel, Lineage Cell Therapeutics, Inc.
Steven M. Przesmicki, Esq., Cooley LLP